Exhibit 99.1

“Bezeq” The Israel Telecommunication Corp Limited

(“Bezeq”)

October 28, 2019

Attn.	Attn.
Israel Securities Authority Dear Sir or Madam,	The Tel-Aviv Stock Exchange Ltd

Re: Immediate Report - Petition to Approve Class Action

On October 27, 2019, Bezeq received a petition to approve a claim as a class action filed on October 10, 2019 against Bezeq and against another respondent in the Haifa District Court.

In the petition it is alleged that Bezeq violates the provisions of section 13B of the Consumer Protection Law, 1981 (the “Consumer Protection Act”) by failing to specify in the invoice or payment notice sent to the consumer the fixed payment components for “telephone line” and their amount. Accordingly, it is alleged that Bezeq is prevented from collecting the fixed payment and must return it to the customers who paid it.

The definition of the group in whose name the class action is being made is the entire customer of Bezeq that has been charged by it on a fixed fee, without specifying the fixed payment components and their amount in the invoice or payment notice sent to them.

The personal damages claimed are NIS 490 (a fixed payment of NIS 35 per month multiplied by 14 months, starting from the date of amendment of the Consumer Protection Law stipulated in the above provision), where the total amount of the class action claim is stated to exceed NIS 2.5 million (the lower limit of jurisdiction of the court to which the petition was filed).

Bezeq is studying the petition and at this point is unable to assess its chances.

Yours sincerely,

“Bezeq” The Israel Telecommunication Corp Limited

The above information constitutes a translation of the Immediate Report published by Bezeq. The Hebrew version was submitted by Bezeq to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.